UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 26, 2026

SUNCRETE, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	333-291473	39-4989597
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

324 Royal Palm Way, Suite 300-i Palm Beach, FL 33480
(Address of Principal Executive Offices) (Zip Code)

(212) 616-9600

(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act: None.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously disclosed, on October 9, 2025, Haymaker Acquisition Corp. 4 (“Haymaker”), Suncrete, Inc. (“PubCo”), Concrete Partners Holding, LLC (“Suncrete”) and the other parties signatory thereto, entered into a Business Combination Agreement (the “Business Combination Agreement”) with respect to a business combination between Haymaker, PubCo and Suncrete (the “Business Combination”).

On March 26, 2026, PubCo entered into a Securities Exchange Agreement (the “Exchange Agreement”) with holders of Suncrete’s Senior Preferred Units (the “Senior Preferred Units”), pursuant to which PubCo agreed to issue an aggregate of 26,000 shares of Series A Convertible Perpetual Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), to such Senior Preferred Unit holders in exchange for their Senior Preferred Units (the “Exchange”). The Exchange will occur automatically immediately prior to the closing of the Acquisition Merger (as defined in the Business Combination Agreement), following the acceptance by the Secretary of State of the State of Delaware of the Certificate of Designation for the Series A Convertible Perpetual Preferred Stock (the Certificate of Designation”). The obligations of each of the parties to consummate the Exchange is subject to condition that as of the closing of the Exchange, the Available Cash (as such term is defined in the Business Combination Agreement) is less than $250.0 million.

The voting powers, designations, preferences, limitations, restrictions and relative rights of the Series A Preferred Stock are set forth in the form of Certificate of Designation. The Series A Preferred Stock initially accrues dividends at an annual rate of 9.0%, compounded quarterly. The liquidation preference of each share of Series A Preferred Stock is an amount equal to $1,000.00 per share plus all accrued and unpaid dividends thereon (the “Liquidation Preference”). The Series A Preferred Stock is convertible, at the option of the holder, into shares of PubCo Class A Common Stock at the greater of (i) $18.00 per share of PubCo Class A Common Stock and (ii) the per share volume-weighted average price for the five consecutive trading days ending on and including the trading day immediately preceding the date of conversion. In addition, at any time and from time to time on or after the Original Issuance Date (as defined in the Certificate of Designation), PubCo may, at its option, redeem any or all of the outstanding shares of Series A Preferred Stock on a pro rata basis by paying the holders an amount in cash equal to the Liquidation Preference per share on the date fixed for redemption plus accrued and unpaid dividends thereon.

The foregoing descriptions of the Exchange Agreement and the Certificate of Designation do not purport to be complete and are qualified in their entirety by reference to the full text of the forms thereof, which are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

Item 3.02	Unregistered Sales of Equity Securities.

The information set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02.

In connection with the Business Combination, Haymaker and PubCo previously entered into subscription agreements with certain accredited investors and qualified institutional buyers (collectively, the “PIPE Investors”) for an aggregate commitment amount of approximately $105.5 million in shares of PubCo Class A Common Stock and, in certain circumstances, Pre-Funded Common Stock Purchase Warrants to purchase PubCo Class A Common Stock (the “PIPE Investment”). On March 27, 2026, Haymaker and PubCo entered into a subscription agreement (the “New Subscription Agreement”) with an additional PIPE Investor for a commitment amount of $61.6 million, bringing the aggregate total subscription amount of the PIPE Investment to $167.1 million. Haymaker and PubCo have also agreed to afford the existing PIPE Investors the benefit of the additional rights set forth in the New Subscription Agreement.

The foregoing description of the New Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form thereof, which is attached hereto as Exhibit 99.3.

The Series A Preferred Stock and the securities issuable in connection with the PIPE Investment will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01	Regulation FD Disclosure.

The information set forth above in Item 1.01 and Item 3.02 of this Current Report on Form 8-K is incorporated by reference into this Item 7.01.

Haymaker has determined to postpone the date of its special meeting of warrantholders to be held in connection with the Business Combination (the “Warrantholder Meeting”) from March 30, 2026 to April 2, 2026. As a result of this change, the Warrantholder Meeting will now be held at 9:00 a.m. New York Time on April 2, 2026, or such other date and at such other place to which the Warrantholder Meeting may be postponed or adjourned.

Haymaker has determined to postpone the date of its extraordinary general meeting of shareholders to be held in connection with the Business Combination (the “Shareholder Meeting”) from March 30, 2026 to April 2, 2026. As a result of this change, the Shareholder Meeting will now be held at 10:00 a.m. New York Time on April 2, 2026, or such other date and at such other place to which the Warrantholder Meeting may be postponed or adjourned.

As a result of the postponement, the previously disclosed deadline of March 26, 2026 for delivery of redemption requests has been extended to April 1, 2026. Shareholders who wish to withdraw their previously submitted redemption requests may ask to do so prior to the postponed meeting by directly contacting and requesting that Continental Stock Transfer and Trust Company, the Company’s transfer agent, return such shares by 5:00 p.m. New York Time on April 1, 2026. Shareholders who do not wish to withdraw their previously submitted redemption requests need not take any further action.

Additional Information and Where To Find It

In connection with the Business Combination, PubCo and Suncrete have filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which includes a proxy statement with respect to Haymaker’s shareholder meeting to vote on the Business Combination and a prospectus with respect to PubCo’s securities to be issued in connection with the Business Combination (the “proxy statement/prospectus”), as well as other relevant documents concerning the Business Combination. The definitive proxy statement/prospectus included in the Registration Statement has been mailed to the shareholders and warrantholders of Haymaker as of the record date established for voting on the Business Combination. INVESTORS AND SHAREHOLDERS OF HAYMAKER ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders can obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about PubCo, Haymaker and Suncrete, without charge, at the SEC’s website, http://www.sec.gov.

No Offer or Solicitation

This Current Report on Form 8-K (this “Report”) shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Report shall also not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

Participants in Solicitation

Haymaker, PubCo and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from Haymaker’s shareholders in connection with the Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. Information regarding the directors and executive officers of Haymaker is set forth in Part III, Item 10. Directors, Executive Officers and Corporate Governance of Haymaker’s Annual Report on Form 10-K for the year ended December 31, 2024. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding Haymaker, Suncrete, PubCo, the Business Combination and statements regarding the anticipated benefits and timing of the completion of the proposed Business Combination and PIPE investment, the SPAC public warrant exchange, plans and use of proceeds, future financial condition and performance and expected financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination, the PIPE investment and the level of redemptions of Haymaker’s public shareholders, and PubCo’s, Suncrete’s and Haymaker’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

•	the risk that the Business Combination and the PIPE investment may not be completed in a timely manner or at all;

•	the failure by the parties to satisfy the conditions to the consummation of the PIPE investment, the SPAC public warrant exchange and the Business Combination, including, without limitation, the Minimum Cash Condition (as defined in the Business Combination Agreement) and the approval of Haymaker’s shareholders and warrantholders;

•	the risk that any of the investors do not satisfy their obligations under the non-redemption agreements;

•	the fact that Haymaker will retain sole discretion to effect the warrant amendment, including as a result of the level of redeeming stockholders;

•	the failure to realize the anticipated benefits of the Business Combination;

•	the outcome of any potential legal proceedings that may be instituted against PubCo, Suncrete, Haymaker or others following announcement of the Business Combination;

•	the level of redemptions of Haymaker’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Ordinary Shares or the Class A Common Stock of PubCo;

•	the failure of PubCo to obtain or maintain the listing of its securities on any stock exchange on which PubCo’s Class A Common Stock will be listed after closing of the Business Combination;

•	costs related to the Business Combination and as a result of PubCo becoming a public company;

•	changes in business, market, financial, political and regulatory conditions;

•	risks relating to Suncrete’s anticipated operations and business, including the success of any future acquisitions;

•	the risk that issuances of equity or debt securities following the closing of the Business Combination, including issuances of equity securities in connection with Suncrete’s acquisition strategy, may adversely affect the value of Suncrete’s common stock and dilute its stockholders;

•	the risk that after consummation of the Business Combination, PubCo experiences difficulties managing its growth and expanding operations;

•	challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation; and

•	those risk factors discussed in documents filed, or to be filed, with the SEC by PubCo, Haymaker or Suncrete.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section Haymaker’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and the Registration Statement and proxy statement/prospectus filed by PubCo and Suncrete, and other documents filed or to be filed by PubCo, Haymaker and Suncrete from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of PubCo, Suncrete or Haymaker presently know or currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation or intends to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the parties or any of their representatives gives any assurance that PubCo, Suncrete or Haymaker will achieve its expectations.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Exchange Agreement.
99.2	Certificate of Designation.
99.3	New Subscription Agreement.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

Suncrete, Inc.
April 2, 2026
	By:	/s/ Christopher Bradley
	Name:	Christopher Bradley
	Title:	Vice President